UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Grow Capital, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

399818103

(CUSIP Number)

Joel Bonnette

25769 Royal Birkdale

Denham Springs, LA 70726

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399818103

1.	Names of Reporting Person. Joel Bonnette

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 714,286(1)

	8.	Shared Voting Power: 22,134,900(2)

	9.	Sole Dispositive Power: 714,2861)

	10.	Shared Dispositive Power: 22,134,900 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,849,186(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 9.1%(3)

14.	Type of Reporting Person (See Instructions): IN

(1)Joel Bonnette is the record holder of 714,286 shares of common stock of Grow Capital, Inc., par value $0.001 (“Common Stock”).

(2)Joel Bonnette is the indirect beneficial owner of (i) 13,834,002 shares of Common Stock held of record by Strategery LLC, a Nevada limited liability company and (ii) 8,300,898 shares of Common Stock held of record by Ambiguous Holdings LLC, a Louisiana limited liability company.  Mr. Bonnette is the sole owner of Strategery LLC and owns 50% of the membership interests in Ambiguous Holdings LLC, and is the Manager of both entities.

(3)Based on 250,563,917 shares of Common Stock outstanding as of September 3, 2019.

CUSIP No. 399818103

1.	Names of Reporting Person. Strategery LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 13,834,002(4)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 13,834,002(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,834,002(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 5.5%(5)

14.	Type of Reporting Person (See Instructions): 00

(4)Joel Bonnette is the Manager and sole owner of Strategery LLC.

(5)Based on 250,563,917 shares of Common Stock outstanding as of September 3, 2019.

CUSIP No. 399818103

1.	Names of Reporting Person. Ambiguous Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Louisiana

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 8,300,898(6)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 8,300,898(6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,300,898 (6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 3.3%(7)

14.	Type of Reporting Person (See Instructions): OO

(5)Joel Bonnette is the Manager of Ambiguous Holdings LLC and owns 50% of the membership interests in Ambiguous Holdings LLC

(6)Based on 250,563,917 shares of Common Stock outstanding as of September 3, 2019.

CUSIP No. 399818103

Item 1.           Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Grow Capital, Inc., (the “Issuer”).  The address of the Issuer’s principal executive offices is 2485 Village View Drive, Suite 180 Henderson, NV 89074.

Item 2.           Identity and Background

(a)                                 This Schedule 13D is being filed jointly on behalf of Joel Bonnette, Ambiguous Holdings LLC (“Ambiguous”), and Strategery LLC (each a “Reporting Person” and collectively, the “Reporting Persons”).

(b)                                 The business address for each of the Reporting Persons is 25769 Royal Birkdale Drive, Denham Springs, LA 70726.

(c)                                Joel Bonnette is the Manager of each of Ambiguous and Strategery.

The principal executive office for each of the Reporting Persons is 25769 Royal Birkdale Drive, Denham Springs, LA 70726.

(d)                                 None of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)                                   Joel Bonnette is a citizen of the United States.  Ambiguous is a Louisiana limited liability company and Strategery is a Nevada limited liability company.

Item 3.           Source and Amount of Funds or Other Consideration

Joel Bonnette is the record holder of 714,286 shares of Common Stock, all of which were purchased by Mr. Bonnette on April 12, 2019 in a private placement conducted by the Issuer for an aggregate purchase price of $50,000.

Strategery is the record owner of 13,834,002 shares of Common Stock of the Issuer, 4,124,876 of which were acquired by Strategery at the closing of the acquisition of Bombshell Technologies, Inc. (“Bombshell”) by the Issuer on July 23, 2019 (the “Bombshell Acquisition”) and 9,709,126 of which were acquired as further consideration for the Bombshell Acquisition after the Issuer filed an effective amended and restated articles of incorporation that increased the number of authorized shares of Common Stock of the Issuer on September 3, 2019 (the “Share Increase”).  All of the shares were acquired at a price of $0.08159 per share in exchange for Strategery’s shares of Bombshell common stock.  Mr. Bonnette is the Manager of Strategery and is an indirect beneficial owner of the shares held of record by Strategery.

Ambiguous is the record owner of 8,300,898 shares of Common Stock of the Issuer, 2,475,074 of which were acquired by Ambiguous at the closing of the Bombshell Acquisition, and 5,825,824 of which were acquired as further consideration for the Bombshell Acquisition after the effectiveness of the Share Increase.  All of the shares were acquired at a price of $0.08159 per share in exchange for Ambiguous’ shares of Bombshell common stock.  Mr. Bonnette is the Manager of Ambiguous and is an indirect beneficial owner of the shares held of record by Ambiguous.

Item 4.           Purpose of Transaction

Joel Bonnette, Ambiguous, and Strategery acquired the above reported shares of Common Stock based on each such Reporting Person’s belief that the securities represent an attractive investment opportunity based on the Issuer’s business plan, which is focused on moving the Issuer away from cannabis related activities and into an acquisition strategy focused on financial technology, or “fintech” and complementary opportunities. The shares of Common Stock purchased by each of the above Reporting Persons were acquired in a private placement conducted by the Issuer or as consideration for their shares of Bombshell at the closing of the Bombshell Acquisition and upon the effectiveness of the Share Increase.  Mr. Bonnette is an indirect beneficial owner of all of the securities of the Issuer held of record by Ambiguous and Strategery.

In connection with the execution of the Issuer’s business plan, which is focused on moving the Issuer away from cannabis related activities and into an acquisition strategy focused on financial technology, or “fintech” and complementary opportunities., the Reporting Persons may acquire additional shares of Common Stock, either as an owner of a company acquired by the Issuer or in connection with the Issuer raising funds to execute its strategy. Strategery and Ambiguous are eligible to receive, respectively, up to an aggregate of 1,532,005 and 919,258 shares of Common Stock during the four years after the closing of the Bombshell Acquisition, based on whether Bombshell is able to meet certain Earnings Before Interest and Taxes thresholds during the earn-out period.  Further information on the Bombshell Acquisition can be found on the Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 27, 2019 and July 24, 2019.

Item 5.           Interest in Securities of the Issuer

(a)Joel Bonnette is the beneficial holder of 22,849,186 shares of Common Stock of the Issuer, representing approximately 9.1% of the outstanding Common Stock of the Issuer.  He is the record holder of 714,826 shares. Mr. Bonnette has sole voting and dispositive power of all shares held in his name and has shared voting and dispositive power over the shares held by Ambiguous and Strategery.

Strategery is the record holder of 13,834,002 shares of Common Stock of the Issuer, representing approximately 5.5% of the outstanding Common Stock of the Issuer.  Mr. Bonnette is the Manager and sole owner of Strategery and is an indirect beneficial owner of the shares held of record by Strategery.

Ambiguous is the record holder of 2,475,074 shares of Common Stock of the Issuer, representing approximately 3.3% of the outstanding Common Stock of the Issuer.  Mr. Bonnette is the Manager of Ambiguous, owns 50% of the membership interests of Ambiguous and is an indirect beneficial owner of the shares held of record by Ambiguous.

In the aggregate, the Reporting Persons acting as a group for purposes of Regulation 13D, as described in Item 6, beneficially own, as of September 3, 2019, 9.1% of the outstanding shares of Common Stock of the Issuer.

All of the percentages of beneficial ownership of the Reporting Person set forth in this Schedule 13D are based on 250,563,917 shares of issued and outstanding Common Stock of the Issuer as of September 3, 2019, as reported on the Issuer’s Current Report on Form 8-K filed September 9, 2019

(b)                                 Joel Bonnette has sole power to direct the vote and dispose of 714,286 shares of Common Stock and shared power to direct the vote, and dispose of 22,134,900 shares of Common Stock of the Issuer.  Strategery has shared power to vote and shared power to dispose of 13,834,002 shares of Common Stock of the Issuer and Ambiguous has shared power to vote and shared power to dispose of 8,300,898.  Joel Bonnette is the Manager of Strategery and Ambigious, owns all of the membership interests in Strategery and owns 50% of the membership interests in Ambiguous.

(c)In the sixty days prior to the filing of this Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock:

•4,124,876 shares of Common Stock were issued to Strategery on July 23, 2019 at the closing of the Bombshell Acquisition at a price of $0.08159 per share in exchange for Strategery’s shares of Bombshell common stock.

•2,475,074 shares of Common Stock were issued to Ambiguous on July 23, 2019 at the closing of the Bombshell Acquisition at a price of $0.08159 per share in exchange for Ambiguous’s shares of Bombshell common stock.

•9,709,126 shares of Common Stock were issued to Strategery on September 3, 2019 upon the effectiveness of the Share Increase as further consideration for the Bombshell Acquisition at a price of $0.08159 per share.

•5,825,824 shares of Common Stock were issued to Ambiguous on September 3, 2019 upon the effectiveness of the Share Increase as further consideration for the Bombshell Acquisition at a price of $0.08159 per share.

(d)                                 No person other than Joel Bonnette, Ambiguous, or Strategery is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock of the Issuer reported hereby.

(e)                                  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joel Bonnette, Ambiguous and Strategery have an oral agreement to act as a group for purposes of Regulation 13D solely with respect to the securities of the Issuer, and to consult with each other and possibly work together to effectuate the actions described in Item 4 above should they deem such actions desirable. Each of the Reporting Persons has agreed to file jointly with respect to the transactions being reported on this Schedule 13D.

Item 7.           Material to be Filed as Exhibits

None.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	September 10, 2019

/s/ Joel Bonnette
Joel Bonnette

AMBIGUOUS HOLDINGS LLC

By:	/s/ Joel Bonnette
Name:	Joel Bonnette
Title:	Manager

STRATEGERY LLC

By:	/s/ Joel Bonnette
Name:	Joel Bonnette
Title:	Manager